

Security Federal Corporation



Annual Report

DECEMBER 31, 2024

• Full Service Community Bank Since 1922 •

SecurityFederalBank.com



2024 ANNUAL REPORT CONTENTS

3 .... Fourth Quarter Earnings
      & Annual Earnings Release
5 .... Letter to Shareholders
6 .... Selected Consolidated Financial
      and Other Data
11 ... Shareholders Information
11 ... Board of Directors
12... Bank Advisory Boards
13... Management Team
14 .. Branch Locations
15... "Marguerite Williams Award"

Security Federal Bank

Laurens Street Branch - Aiken, SC

Security Federal Corporation

Fourth Quarter & Annual Earnings Release

Aiken, South Carolina (January 31, 2025) - Security Federal Corporation (the "Company") (OTCBB: SFDL), the holding company for Security Federal Bank (the "Bank"), today announced earnings and financial results for the quarter and year ended December 31, 2024.

The Company reported net income available to common shareholders of $3.0 million, or $0.94 per common share, for the quarter ended December 31, 2024, compared to $3.6 million, or $1.12 per common share, for the fourth quarter of 2023. Year-to-date net income available to common shareholders was $8.9 million, or $2.77 per common share, for the year ended December 31, 2024, compared to $10.2 million, or $3.14 per common share, for the year ended December 31, 2023. Both the quarterly and year-to-date decreases in net income available to common shareholders were primarily due to increases in the provision for credit losses and non-interest expense, as well as the payment of preferred stock dividends during 2024, which were partially offset by increases in net interest income and non-interest income.

Fourth Quarter Financial Highlights
- Net interest income increased $818,000, or 7.8%, to $11.3 million as the increase in interest income exceeded the increase in interest expense.
- Total interest income increased $1.9 million, or 10.1%, to $20.2 million while total interest expense increased $1.0 million, or 13.0%, to $9.0 million during the fourth quarter of 2024 compared to the same quarter in 2023. The increase in interest income and interest expense was the result of higher market interest rates and increased average interest-earning assets and interest-bearing liabilities.
- Non-interest income increased $77,000, or 2.8%, to $2.8 million during the fourth quarter of 2024 compared to the same quarter in the prior year primarily due to an increase in gain on sale of loans.
- Non-interest expense increased $472,000, or 5.2%, to $9.5 million during the quarter ended December 31, 2024, compared to the same quarter in the prior year primarily due to increases in salaries and expenses for employee benefits and cloud services.

Full Year Comparative Financial Highlights
- Net interest income increased $2.6 million, or 6.6%, to $41.8 million when compared to the prior year primarily due to increases in interest income on loans and interest income from our overnight time deposit account with the Federal Reserve Bank, which were partially offset by an increase in interest expense on deposits.
- Total interest income increased $12.3 million, or 19.0%, to $77.3 million while total interest expense increased $9.8 million, or 37.9%, to $35.5 million.
- Non-interest income increased $857,000, or 9.1%, to $10.2 million primarily due to increases in gain on sale of loans, trust income and ATM and check card fee income.
- Non-interest expense increased $2.2 million, or 6.2%, to $38.1 million primarily due to increases in salaries and employee benefits expense and cloud services.

Credit Quality
- The Bank recorded a $1.5 million provision for credit losses on loans and a $110,000 reversal of provision for credit losses on unfunded commitments, resulting in a total provision for credit losses of $1.4 million during 2024 compared to a $601,000 provision for credit losses on loans and a $355,000 reversal of provision for credit losses on unfunded commitments, resulting in a total provision for credit losses of $246,000 during 2023.
- Non-performing assets were $7.6 million, or 0.47% of total assets, at December 31, 2024, compared to $6.8 million, or 0.44% of total assets, at December 31, 2023.
- The allowance for credit losses as a percentage of gross loans was 1.98% at both December 31, 2024, and 2023.

Balance Sheet Highlights and Capital Management
- Total assets were $1.6 billion at December 31, 2024, an increase of $62.1 million, or 4.0%, during 2024.
- Total loans receivable, net was $687.1 million at December 31, 2024, an increase of $64.6 million, or 10.4%, during 2024.
- Investment securities decreased $39.9 million, or 5.7%, to $660.8 million at December 31, 2024, as maturities and principal paydowns of investments exceeded purchases during 2024.
- Deposits increased $129.0 million, or 10.8%, during the year to $1.3 billion at December 31, 2024.
- Borrowings decreased $77.1 million, or 45.3%, during the year to $93.0 million at December 31, 2024, primarily due to the repayment of borrowings with the Federal Reserve Bank Term Funding Program and the redemption of our 10-year subordinated debentures in the amount of $16.5 million on their call date.
- Common equity book value per share increased to $31.21 at December 31, 2024, from $27.69 at December 31, 2023.

Security Federal has nineteen full-service branch locations in Aiken, Ballentine, Clearwater, Columbia, Graniteville, Langley, Lexington, North Augusta, Ridge Spring, Wagener and West Columbia, South Carolina and Evans and Augusta, Georgia. A full range of financial services, including trust and investments, are provided by the Bank and insurance services are provided by the Bank's wholly owned subsidiary, Security Federal Insurance, Inc.

Security Federal Corporation, parent company of Security Federal Bank, is pleased to announce that a quarterly dividend of $0.15 per share will be paid on or about March 15, 2025, to shareholders of record as of February 28, 2025. This is the one hundred thirty-seventh consecutive quarterly dividend to shareholders since the Bank's conversion in October of 1987 from a mutual to a stock form of ownership.

The Company is also pleased to announce that a special dividend of $0.10 per share will be paid to shareholders of record as of March 31, 2025, payable on or about April 15, 2025.

These dividends were declared as a result of the Bank's continued profitability.

For additional information, contact Darrell Rains, Chief Financial Officer, at (803) 641-3000

Timothy W. Simmons
CHAIRMAN

Roy G. Lindburg
PRESIDENT





Navigating Economic Challenges

The banking industry faced challenges in 2024 due to the lingering effects of interest rate changes initiated by the Federal Reserve Bank in its efforts to moderate inflation. Deposit retention became more competitive as customers sought higher yields in alternative investments, contributing to increased funding costs. This squeezed net interest margins and ultimately impacted our earnings. Higher borrowing costs slowed loan growth, particularly in residential mortgage, commercial real estate, and small business lending—core components of our portfolio.

Navigating challenges is an ongoing part of our responsibilities. The subprime loan crisis in 2008-09 and the Covid pandemic that occurred 5 years ago are notable examples. Compounding these challenges are the actions taken by the government to address those crises. The Federal Reserve took dramatic action to address inflation by increasing interest rates several times from March 2022 to May 2023, followed by rapid interest rate decreases beginning in September 2024. Massive actions taken by the federal government do not happen in a vacuum; they are particularly impactful to financial institutions. The nature of these events is unpredictable, but it is inevitable that they will recur.

Risk management is a major focus for the bank. While we cannot time the next crisis or major event, we focus on providing the bank with as much of a safety buffer as is reasonable. Two notable ways that we do this are through our strong capital level and above-average loan loss reserve.

Responding to Hurricane Helene

In addition to economic challenges, Hurricane Helene significantly impacted our primary markets in Georgia and South Carolina. The storm caused extensive damage to homes, businesses, and infrastructure, increasing credit concerns as borrowers faced financial hardships. As a community-focused institution, we responded proactively, assisting affected customers through loan modifications, financial relief programs, and disaster-related assistance. We also addressed short-term liquidity demands as individuals and businesses withdrew savings to cover repair costs and lost income.

While some of our branch locations sustained minor physical damage and service disruptions, our team's dedication ensured continuity of operations and support for impacted communities.

A Commitment to Preservation and Growth

We were honored to receive the prestigious **Marguerite Williams Award** from The Georgia Trust for Historic Preservation for the restoration of our location at 1109 Broad Street located in downtown Augusta. This recognition, awarded to the single most impactful preservation project in Georgia, highlights our commitment to community revitalization and economic development through historic preservation efforts. As the recipient of this distinguished award, we take great pride in contributing to the city's cultural heritage while fostering growth and sustainability.

We continue to focus on growing and managing the bank in a safe and sound manner. As a result of our continued growth and profitability we are increasing our quarterly dividend. Additionally, we are issuing a special dividend to shareholders of ten cents per share in the second quarter of this year.
Thank you for your continued trust and support.

J. Chris Verenes
CHAIRMAN & CEO
SECURITY FEDERAL BANK

Philip R. Wahl, II
PRESIDENT
SECURITY FEDERAL BANK

Financial Highlights

Net Income Available To Common Shareholders
(IN THOUSANDS)



Total Assets
(IN MILLIONS)



Return On Common Equity



Allowance For Loan Losses



Book Value Per Common Share



Earnings Per Common Share - Basic



Security Federal Corporation Stock Prices



Total Loans Held For Investment

(IN MILLIONS)

■ ALL OTHER LOANS

■ PPP LOANS



Checking And Savings Deposits

(IN MILLIONS)

■ PERSONAL CHECKING

■ COMMERCIAL CHECKING

■ SAVINGS



Non-Interest Income
(IN MILLIONS)

- GAIN ON SALE OF LOANS
- DEPOSIT & CHECK CARD FEES
- TRUST INCOME
- GAIN ON SALE OF INVESTMENTS
- COMMISSIONS FROM INSURANCE AGENCY
- GRANT INCOME
- OTHER



NON-INTEREST INCOME	2020	2021	2022	2023	2024
GAIN ON SALE OF LOANS	$3,508,397	$3,836,411	$1,704,904	$ 625,573	$ 778,900
DEPOSIT & CHECK CARD FEES	2,624,499	3,427,149	3,886,873	4,238,597	4,412,661
TRUST INCOME	1,138,007	1,438,727	1,548,433	1,859,880	2,264,928
GAIN ON SALE OF INVESTMENTS	1,332,666	-	(2,211)	-	37,473
COMMISSIONS FROM INSURANCE AGENCY	643,414	610,097	784,182	784,176	791,314
GRANT INCOME	519,712	1,826,265	170,699	437,350	500,369
OTHER	1,654,438	1,494,602	1,519,210	1,444,111	1,461,355

Capital Ratios Security Federal Bank

- 2022
- 2023
- 2024



Security Federal Corporation and Subsidiaries
Selected Consolidated Financial and Other Data

The following tables provide selected consolidated financial and operating data of Security Federal Corporation at and for the years indicated.

	At and For the Year Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
Balance Sheet Data at End of Period	(Dollars in Thousands, Except Per Share Data)				
Total Assets	$1,611,773	$1,549,731	$1,381,366	$1,301,214	$1,171,710
Cash and Cash Equivalents	178,277	128,284	28,502	27,623	18,025
Certificates of Deposit with Other Banks	1,250	2,350	1,100	1,100	350
Investment Securities	660,823	700,712	747,188	706,356	607,579
Total Loans Receivable, Net (1)	687,149	622,529	549,917	499,497	479,167
Deposits	1,324,033	1,194,997	1,110,085	1,115,963	918,096
Advances from Federal Home Loan Bank ("FHLB")	-	-	-	-	35,000
Borrowings from Federal Reserve Bank ("FRB")	50,000	119,200	44,080	-	48,700
Total Shareholder's Equity	182,389	172,362	160,233	115,523	111,906
Common Shareholder's Equity	99,440	89,413	77,284	115,523	111,906
Income Data					
Total Interest Income	$ 77,306	$ 64,977	$ 42,578	$ 37,117	$ 37,096
Total Interest Expense	35,479	25,729	5,028	3,824	6,581
Net Interest Income	41,827	39,248	37,550	33,293	30,515
Provision for (Reversal of) Credit Losses	1,370	246	-	(2,404)	3,600
Net Interest Income After Provision for (Reversal of) Credit Losses	40,457	39,002	37,550	35,697	26,915
Non-Interest Income	10,247	9,390	9,612	12,633	11,421
Non-Interest Expense	38,140	35,914	34,225	32,047	29,708
Income Taxes	2,757	2,288	2,709	3,509	1,577
Net Income	9,807	10,190	10,228	12,774	7,051
Preferred Stock Dividends	926	-	-	-	-
Net Income Available to Common Shareholders	$ 8,881	$ 10,190	$ 10,228	$ 12,774	$ 7,051
Per Common Share Data					
Net Income Per Common Share (Basic)	$ 2.77	$ 3.14	$ 3.14	$ 3.93	$ 2.19
Cash Dividends Per Share	$ 0.56	$ 0.52	$ 0.76	$ 0.44	$ 0.40

	Year Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
Other Data					
Average Interest Rate Spread	2.12%	2.26%	2.89%	2.87%	2.91%
Net Interest Margin (Net Interest Income / Average Earning Assets)	2.85%	2.89%	3.03%	2.97%	3.04%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities	130.34%	133.45%	134.63%	128.62%	120.99%
Common Equity to Total Assets	6.17%	5.77%	5.59%	8.88%	9.55%
Non-Performing Assets to Total Assets (2)	0.47%	0.44%	0.46%	0.22%	0.31%
Return on Assets	0.56%	0.70%	0.75%	1.04%	0.63%
Return on Common Equity	9.41%	12.68%	11.39%	11.20%	6.81%
Average Common Equity to Average Assets Ratio	5.96%	5.52%	6.63%	9.27%	9.32%
Dividend Payout Ratio on Common Shares (3)	20.23%	16.56%	24.17%	11.20%	18.46%
Number of Full-Service Offices	19	19	18	17	17

(1) Includes loans held for sale

(2) Non-performing assets consist of non-accrual loans and other real estate owned ("OREO")

(3) Ratio of dividends paid on common shares to net income available to common shareholders

Shareholders Information

Annual and Other Reports



The Company is required to file an annual report on Form 10-K for its fiscal year ended December 31, 2024, with the Securities and Exchange Commission. Copies of Form 10-K, Security Federal Corporation's annual report and the Company's quarterly reports may be obtained from and inquiries may be addressed to Mrs. Beverly Nettles of Security Federal Corporation.

Security Federal Corporation

GENERAL INQUIRIES

Mrs. Beverly Nettles
VP/Assistant Secretary
Security Federal Corporation
238 Richland Ave., NW
P.O. Box 810
Aiken, SC 29802-0810
Phone: 803.641.3000
Toll Free: 866.851.3000

SPECIAL COUNSEL

Breyer & Associates, PC
Suite 785
8180 Greensboro Dr.
McLean, VA 22102

TRANSFER AGENT

Security Federal Corporation
238 Richland Ave., NW
Aiken, SC 29802-0810

INDEPENDENT AUDITORS

Elliott Davis, LLC
1901 Main Street
Suite 900
P.O. Box 2227
Columbia, SC 29202-2227

Board of Directors

Timothy W. Simmons
Chairman
Security Federal Corporation
Aiken, SC

Dr. Robert E. Alexander
Chancellor Emeritus
Univ. of SC at Aiken
Aiken, SC

Hon. William Clyburn
Member of the South Carolina
House of Representatives
Aiken, SC

Francis M. Thomas
Retired Banker
Aiken, SC

J. Chris Verenes
CEO
Security Federal Corporation
Aiken, SC

Thomas L. Moore
Owner
TL Moore Consulting, LLC
North Augusta, SC

Roy G. Lindburg
President
Security Federal Corporation
Aiken, SC

Richard T. Harmon
Retired Banker
Aiken, SC

Harry O. Weeks, Jr.
Business Development
Executive Hutson Etherredge
Companies
Aiken, SC

Jessica T. Cummins
Retired Banker
Lexington, SC

Frampton W. Toole, III
Attorney-at-Law
Toole & Toole
Aiken, SC

Bank Advisory Boards

SOUTH CAROLINA BOARDS

MIDLAND VALLEY

Charles A. Hilton
Retired General Manager
Breezy Hill Water & Sewer

Pat Guglieri
Retired Banker

Rev. Stephen Phillips
Pastor, Christian Heritage Church

Thomas L. Moore
Owner, TL Moore Consulting, LLC

Glenda K. Napier
Co-Owner, Napier Funeral Home

MIDLANDS

L. Todd Sease
Partner, Jumper, Carter, Sease Architects PA

Sen. Nikki G. Setzler
Sr. Partner, Setzler & Scott, PA Law Firm

T. Randall Halfacre
Community Ambassador, Alumni and Development, Columbia International University

Baylen T. Moore
Attorney at Law

Jamie L. Devine
President/CEO, Community Assistance Provider

Rev. Rickie Glenn
Pastor, Mt. Zion Missionary Baptist Church of Cayce

NORTH AUGUSTA

Rev. G.L. Brightharp
Owner, G.L. Brightharp & Sons Mortuary

Terra L. Carroll
President/CEO, North Augusta Chamber of Commerce

William M. Hixon
Owner, Hixon Realty

Thomas L. Moore
Owner, TL Moore Consulting, LLC

John P. Potter
Retired Director of Finance, City of North Augusta

WAGENER

M. Judson Busbee
Retired Business Owner

Dr. Michael L. Miller
Mayor, Town of Wagener

Richard H. Sumpter
Retired Educator

K. Maquel Blizzard
Owner, Blizzard Funeral Home

Charlie E. Tyler
Retired Business Owner & Educator

RIDGE SPRING

R. Clark DuBose
Retired Farmer and Retired Bank Financial Advisor

Sarah P. Johnson
Retired, Riegel Textile/Mount Vernon Mills

Janet F. Rodgers
President/Owner, Gene Ray Fulmer Construction Co. Inc.

L. David Sawyer, Jr.
Retired Attorney

Jerrold J. Watson
Retired Executive

Rev. Preston H. Winkler
Retired Administrator/Community Diversity Advocate, Associate Minister, Jerusalem Baptist Church

Qwendolyn Etheredge
Mayor, Town of Ridge Spring

GEORGIA BOARDS

RICHMOND COUNTY

Robert C. Hagler
Retired Attorney

Clint T. Bryant
Owner, Coach B LLC

Dr. Gregory M. Fuller
Pastor, Macedonia Baptist Church

Jasmine Sims
Chief of Staff, Augusta Mayor's Office

Hawthorne E. Welcher, Jr.
Director, Augusta-Richmond County Housing and Community Development

COLUMBIA COUNTY

Kuan S. Kuo
President, Kuo Enterprises

JoAnn J. Herbert
Vice President, Herbert Homes, Inc.

Rev. Robert L. Ramsey
Pastor, Gospel Water Branch Baptist Church

Omayra Andujar Basco
Owner, Victoria's Beauty Gallery

Keesha Johnson
Weatherization Coordinator CSRA Economic Opportunity Authority, Inc.

YOUNG ADVISORY BOARD

Michael C. Strange, EVP Community Development & Public Affairs Young Professional Advisory Board Coordinator

Kiosha Boyles
Marketing and Communications Director Richland Library

Hamilton Grant
President, Grant Business Advisors, LLC

Noah Green
Account Manager, SupplyOne Carolinas

Maurice Phillips
Insurance Agent, SC Farm Bureau

James "Jim" Reese II
Lead Pastor, Decided Church

Blair Salmon
VP-CFO Ambulatory Prisma Health Medical Group

Antjuan Seawright
CEO, Blue Print Strategy LLC

Management Team

J. Chris Verenes
Chairman & CEO
Security Federal Bank

Roy G. Lindburg
President, Security Federal Corporation

Phillip R. Wahl, II
President, Security Federal Bank

Darrell R. Rains
EVP - CFO

Margaret A. Hurt
Controller

Andrea P. Haltiwanger
President - Insurance

Karl G. Lutterloh
President - Trust and Investment

Anthony J. Ateca
EVP - Chief Administrative Officer

Rick T. Crawford
EVP - Financial Services

Gabriele C. Dukes
EVP - Financial Counseling

John L. Girardeau
EVP - Mortgage Lending

W. Scott Hagler
EVP - Midlands Market President

Paul T. Rideout
EVP - Chief Lending Officer

Michael C. Strange
EVP - Community Development
& Public Affairs

Shane M. Bagby
SVP & SBA Programs Manager

Eric B. Boetsch
SVP - Deputy Operations Officer

Dorothy E. Brandon
SVP - Augusta Market President

Heather N. Carlson
SVP - Chief Compliance Officer

Nathan T. Crowe
SVP - Chief Accounting Officer

Alicia N. Heath
SVP - Human Resources

Joe E. Lewis
SVP - Financial Services Officer

Sheri Meetze
SVP - Director of Internal Audit

Patricia B. Moseley
SVP

Erica L. Smith
SVP - Branch Operations

Virginia G. Smith
SVP - Mortgage Loan Officer

Kathi J. Snipes
SVP - CDFI Coordinator/CRA Officer

Kenneth S. Washburn
SVP - Financial Services Officer

Gary E. Wertz
SVP - Retail Banking Manager

Thomas H. Wessel
SVP - IT Manager

L. Gaye Wright
SVP - Financial Crimes Manager

Casey T. Bannister
VP - Finance

Taylor C. Berendsen
VP - Loan Servicing Manager

Gina K. Booth
VP - Market Research

Emmanuel Boyd
VP - Retail Market Manager

Joshua J. Booth
VP - Mortgage Loan Originator

Jeffrey A. Branum
VP - Small Business Banker

Greg R. Bundick
VP - Financial Services Officer

Tammy L. Chavous
VP - Mortgage Underwriting Manager

Mary P. Ciesielski
VP - Mortgage Loan Originator

Kristin N. Couch
VP - AML/CFT/OFAC Officer

Tammy D. Hasty
VP - Mortgage Quality Control
Coordinator

Jennifer A. Heverly
VP - Mortgage Loan Processing Manager

W. David Keller
VP - Financial Services Officer

Marilyn C. Jordan
VP - Special Assets Manager

Jarred L. Knight
VP - Financial Services Officer

Jacqueline Kutkoski
VP - Human Resources

Christine L. Lewis
VP - Financial Counseling Area Team Lead

Stephanie O. Lord
VP - Business Solutions Manager

Tracy M. Medlin
VP - Mortgage Loan Underwriter

Damion Moses
VP - Financial Services Officer

Denice Neese
VP - Consumer Lending Manager

Beverly S. Nettles
VP - Assistant Corporate Secretary

Andrew L. Passmore
VP - Mortgage Loan Originator

Stephany L. F. Percy
VP - Sr. Compliance Analyst

Sondra L. Robertson
VP - Retail Marketing Manager

Todd C. Stanford
VP - Financial Services Officer

Angela L. Stroud
VP - Payment Solutions

Joseph L. Wiltse
VP - Mortgage Loan Production Manager

J. Harrison Wood
VP - Credit Administration Manager

Branch Locations



Irmo - Dutch Fork - South Carolina Branch



Lexington - South Carolina Branch




Walton Way - Augusta - Georgia Branch



Ridge Spring - South Carolina Branch

Whiskey Road
Aiken, South Carolina
1705 Whiskey Road
Logan B. Spires, AVP/Manager

North Augusta, South Carolina
315 E. Martintown Road
Bryan A. Townsend, Manager

Laurens Street
Aiken, South Carolina
100 Laurens Street
David G. Dacosta, Manager

Richland Avenue
Aiken, South Carolina
1665 Richland Avenue
Kizzy N. Harris, Manager

South Side
Aiken, South Carolina
2587 Whiskey Road
Erica A. Baynham, AVP/Manager

Graniteville, South Carolina
50 Canal Street
Pamela F. Barwick, AVP/Manager

Langley, South Carolina
2812 Augusta Road
Janet E. Mumford, Manager

Clearwater, South Carolina
4568 Jefferson Davis Highway
Torrie D. Curry, AVP/Manager

Wagener, South Carolina
118 Main Street
D. Scott Tindal, AVP/Manager

Ridge Spring, South Carolina
636 East Main Street
David C. White, Manager

West Columbia, South Carolina
1185 Sunset Boulevard
Jeffrey G. Jones, Manager

Lexington, South Carolina
5446 Sunset Boulevard
Gale R. McCartha, AVP/Manager

Spring Valley
Columbia, South Carolina
9370 Two Notch Road

Assembly Street
Columbia, South Carolina
1900 Assembly Street
Renee W. Edwards, AVP/Manager

Ballentine, South Carolina
1790 Dutch Fork Road, Irmo, SC
Christina B. Chappell, AVP/Manager

Evans, Georgia
7004 Evans Town Center Boulevard
Steven P. Stottlemyre, Manager

Riverwood
Evans, Georgia
5133 Washington Road
Scott S. McFarland, Manager

Walton Way
Augusta, Georgia
1607 Walton Way
Collette G. D'Antignac, AVP/Manager

Broad Street
Augusta, Georgia
1109 Broad Street
Traci L. Pokrywka, Manager

"Marguerite Williams Award"

We were honored to receive the prestigious "**Marguerite Williams Award**" from The Georgia Trust for Historic Preservation for the restoration of our location at 1109 Broad Street located in downtown Augusta. This recognition, awarded to the single most impactful preservation project in Georgia, highlights our commitment to community revitalization and economic development through historic preservation efforts. As the recipient of this distinguished award, we take great pride in contributing to the city's cultural heritage while fostering growth and sustainability.



Left to right: Tiffany Alewine/*Chair, The Georgia Trust Historic Preservation Board*, **Eric Montgomery**/*Executive Director, Historic Augusta, Inc.*, **Phil Wahl**/*President, Security Federal Bank*, **Tony Ateca**/*Chief Administrative Officer, Security Federal Bank*, **Eric Boetsch**/*Deputy Operations Officer/ Security Federal Bank*, **Wright Mitchell**/*President & CEO, The Georgia Trust Historic Preservation*



Security Federal Corporation


NMLS# 456430

